Exhibit 99.1

SaverOne and VisionWave Complete the First Stage of their Strategic Transaction to Advance an RF Defense Platform

Initial $2.75 million investment completed as part of up to $7 million strategic transaction; Agreement includes RF technology collaboration expanding SaverOne’s platform into defense and security markets

Petah Tikvah, Israel, March 10, 2026 (GLOBE NEWSWIRE) -- SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company specializing in advanced transportation safety and RF-based solutions, today announced the completion of the first stage in its strategic transaction with VisionWave Holdings, Inc. (Nasdaq: VWAV), a multi-domain technology company building next-generation autonomous robotics, RF imaging, and AI-driven sensing.

The completion of the first stage marks the formal launch of the companies’ strategic collaboration to integrate SaverOne’s RF sensing technologies into VisionWave’s evolving multi-domain defense and security platform. As part of this initial stage, SaverOne received a full license to use intellectual property related to VisionWave’s defense products. Concurrently, VisionWave acquired a 19.99% equity stake in SaverOne and SaverOne received approximately $2.75 million in VisionWave equity.

The collaboration is intended to address a growing global need for RF-based detection, sensing and locating solutions for defense, homeland security and critical infrastructure applications, especially where visibility is limited or conventional optical systems are less effective. The companies plan to jointly advance the integration and commercialization of these solutions for mission-critical defense and security use cases.

Recent real-world demonstrations of SaverOne’s RF sensing technologies showed capabilities including the detection of wireless signal activity and pedestrian presence in limited-visibility and non-line-of-sight scenarios. Both companies believe these capabilities can complement conventional sensing systems in applications such as counter-drone detection, threat identification, infrastructure protection, urban situational awareness and autonomous systems.

Ori Gilboa, Chief Executive Officer of SaverOne, commented: “We are pleased to announce the successful completion of the first stage of our strategic transaction with VisionWave. This marks an important step in expanding SaverOne’s RF technology into defense, homeland security and critical infrastructure markets. We believe this collaboration can open meaningful new market opportunities for SaverOne and accelerate the commercialization of advanced RF-based defense applications.”

Douglas Davis, Executive Chairman of VisionWave, said: “The completion of the first stage of this transaction represents an important milestone in VisionWave’s strategy to build an integrated sensing and autonomy technology platform.”

About SaverOne

SaverOne is a technology company that designs, develops, and commercializes OEM and aftermarket solutions and technologies to lower the risk of and prevent vehicle accidents.

SaverOne’s advanced solutions for saving lives on the road are powered by a patented AI technology that detects, locates and analyzes cell phone RF signals. The combination of proprietary hardware, software and algorithms serves as a blueprint for our innovative product lines.

SaverOne’s initial product line is a suite of solutions that saves lives by preventing car accidents resulting from distraction from using mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

About VisionWave

VisionWave Holdings, Inc. (NASDAQ: VWAV) is focused on advanced sensing, autonomy, and AI-driven systems for defense and security applications. VisionWave Holdings. develops proprietary radio-frequency sensing and imaging technologies designed to enable real-time detection, decision support, and situational awareness across complex operational environments.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, besides those of historical fact, contained in this press release are forward-looking. Forward-looking statements contained in this press release include but are not limited to, statements regarding SaverOne’s strategic and business plans, technology, relationships, objectives, and expectations for its business, the impact of trends on and interest in its business, intellectual property or product and its future results, operations, and financial performance and condition and may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions. However, not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks, and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions about future events that may not prove accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from those anticipated in such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: our success in in integrating VisionWave’s technology and developing and expanding our RF capabilities into the defense and security markets; VisionWave’s ability to complete the proposed equity issuances in compliance with applicable securities laws and Nasdaq rules; potential delays or failures in achieving the specified milestones; market acceptance of any future defense related products; SaverOne’s planned level of revenues and capital expenditures and its ability to continue as a going concern; SaverOne’s ability to maintain its listing on the Nasdaq Capital Market;  SaverOne’s plans to continue to invest in research and development to develop technology for both existing and new products; SaverOne’s intention to advance its technologies and commercialization efforts in Europe and globally; acceptance of its business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which SaverOne operates; projected capital expenditures and liquidity; SaverOne’s intention to retain key employees, and its belief that it will maintain good relations with all employees; as well as other risks and uncertainties, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2025  and in subsequent filings with the SEC. Forward-looking statements in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com